VIA EDGAR

May 21, 2007

Mr. Jeffrey Sears
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:                     TransDigm Group Incorporated (File No. 333-142273)
Amendment No. 1 to Form S-3 filed on May 14, 2007

Dear Mr. Sears:

On behalf of TransDigm Group Incorporated, a Delaware corporation (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the above captioned registration statement of the Company (the “Registration Statement”) that was conveyed to counsel to the Company in a telephone conversation on May 18, 2007.  To facilitate your review, we have set forth your comments below with the Company’s response.

1.              Comment:  Please tell us if the amount of amortizable intangible assets of Aviation Technologies, Inc. (“ATI”) used to calculate the amortization expense of the Company in its pro forma income statements for the twelve-month period ended September 30, 2006 and the twenty-six week period ended March 31, 2007 included in the Registration Statement was different from the amount of amortizable intangible assets of ATI used to calculate the amortization expense of the Company reported in its financial statements for the twenty-six week period ended March 31, 2007 as set forth on page F-12 of the Registration Statement.  If different, please provide the amounts by category as well as the amortization period by category.

Response:  The amount of amortizable intangible assets of ATI used to calculate the amortization expense of the Company in its pro forma income statements for the twelve-month period ended September 30, 2006 and the twenty-six week period ended March 31, 2007 was equal to the amount of amortizable intangible assets of ATI used to calculate the amortization expense of the Company in its financial statements for the twenty-six week period ended March 31, 2007 as set forth on page F-12 of the Registration Statement.

The amount of amortizable intangible assets of ATI included in the pro forma income statement of the Company for the twelve-month period ended September 30, 2006 as set forth on page 29 of the Registration Statement totals $78.6 million (comprised of $75.6 million for unpatented technology and $3.1 million for order backlog).  The amount of amortizable intangible assets of ATI included in the pro forma income statement of the Company for the twenty-six week period ended March 31, 2007 as set forth on page 31 of the Registration Statement totals $75.6 million (the order backlog amortizable intangible asset that was included in the pro forma income statement for the twelve-month period ended September 30, 2006 was fully amortized during that period and therefore was not included in the pro forma income statement for the twenty-six week period ended March 31, 2007).

The amount of amortizable intangible assets of the Company set forth on page F-12 of the Registration Statement of $85.1 million represents amortizable intangible assets that were acquired in connection with the acquisition of ATI (which was consummated on February 7, 2007) and the acquisition of CDA InterCorp. (which was consummated on October 3, 2006).  The $85.1 million is comprised of $73.8 million for unpatented technology, $6.7 million for trade secrets and $4.6 million for order backlog.  The portion of the $85.1 million pertaining to the acquisition of ATI is comprised of $68.9 million for unpatented technology, $6.7 million for trade secrets (trade secrets were included within unpatented technology on page 29 of the Registration Statement) and $3.1 million for order backlog, which totals $78.6 million.

2.              Comment:  Please describe why pro forma net income of the Company for the twenty-six week period ended March 31, 2007 of $23.6 million as set forth on page 30 of the Registration Statement is different from the pro forma net income of the Company for the twenty-six week period ended March 31, 2007 of $18.7 million as set forth on page F-9 of the Registration Statement.

Response:  In accordance with Article 11-02(b)(6) of Regulation S-X, the pro forma statement of income of the Company for the twenty-six week period ended March 31, 2007 on page 30 of the Registration Statement gives effect to the acquisition of ATI as if it had been consummated on October 1, 2005.  In accordance with Article 10-01(b)(4) of Regulation S-X, the pro forma results of operations of the Company for the twenty-six week period ended March 31, 2007 on page F-9 of the Registration Statement gives effect to the acquisition of ATI as if it had been consummated as of the beginning of the period (October 1, 2006).

The $4.9 million difference between the amount of net income of the Company for the twenty-six week period ended March 31, 2007 on pages 30 and F-9 of the Registration Statement is primarily the result of using different acquisition dates, as required by Regulation S-X.

Specifically, the pro forma net income of the Company for the twenty-six week period ended March 31, 2007 on page F-9 of the Registration Statement includes the impact of the inventory purchase accounting adjustment of $4.8 million (or $3.0 million after tax) that was charged to cost of sales within six months of the date of acquisition and the amortization of order backlog of $1.5 million (or $1.0 million after tax) expensed over one year from the date of acquisition, resulting in a decrease in net income of $4.0 million for purposes of the financial information included on F-9 of the Registration Statement.  Those expenses are not reflected in the pro forma net income for the twenty-six week period ended March 31, 2007 on page 30 of the Registration Statement because the inventory purchase accounting adjustment was charged to cost of sales, and the order backlog amortization was fully expensed, in the pro forma net income for the twelve-month period ended September 30, 2006 on page 28 of the Registration Statement.

Additionally, in connection with reviewing the Company’s footnote documentation relating to the pro forma disclosure in its financial statements in response to the comment of the Staff, the Company discovered that the amount of net income for the twenty-six week period ended March 31, 2007 on page F-9 of the Registration Statement inadvertently overstated interest expense, which reduced the amount of net income set forth on page of F-9 by $0.9 million.

* * * * * * *

Should you have any questions regarding the foregoing or should you need further information, please call Cristopher Greer or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Russell L. Leaf
Russell L. Leaf

cc:         Joseph Foti, Senior Assistant Chief Accountant
W. Nicholas Howley, TransDigm Group Incorporated
Damien Zoubek, Cravath, Swaine & Moore LLP
Cristopher Greer, Willkie Farr & Gallagher LLP